FORM 11-K
                   U.S SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

     For the fiscal year ended September 30, 2005 OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                       Commission file number 0-23333


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Timberland Bank 401 (k) Profit Sharing Plan

     B: Name of issuer of securities held pursuant to the plan and the address of its principal executive Office:

                               Timberland Bank
                             624 Simpson Avenue
                          Hoquiam, Washington 98550

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Financial Statements and Exhibits
---------------------------------

(a)  Financial Statements

     The Timberland Bank 401(k) Profit Sharing Plan became effective as of December 4, 1970, and was restated effective October 1, 2000. Filed as a part of this report on Form 11-K are the audited financial statements of the Plan as of September 30, 2005 and 2004 and for the year ended September 30, 2005.

(b)  Exhibit 23 Consent of Independent Auditors




                                   Signatures

           The Plan: Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


            ----------------------------------------------------------
            Administrator, Timberland Bank 401 (k) Profit Sharing Plan


               By:  /s/ Dean J. Brydon
                    -------------------------------------
                    Dean J. Brydon                       (name)
                    -------------------------------------
                    Chief Financial Officer              (title)
                    -------------------------------------
                    Timberland Bank                      (bank)
                    -------------------------------------


Date:  February 16, 2006

                                      2

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Timberland Bank 401(k) Profit Sharing Plan

Financial Report
September 30, 2005

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                                                                    Timberland

                                                                          Bank

                                                                        401(k)

                                                                        Profit

                                                                       Sharing

                                                                          Plan



                                                                     Financial

                                                                        Report



                                                                  September 30

                                                                          2005

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Contents
------------------------------------------------------------------------------


Report of Independent Registered Public Accounting Firm.............. 1

Independent Auditors Report.......................................... 2


Financial Statements

Statements of Net Assets Available for Benefits...................... 3

Statement of Changes in Net Assets Available for Benefits............ 4

Notes to Financial Statements....................................... 5-8


Supplemental Schedule

Schedule of Assets (Held at End of Year)............................. 9

Schedule of Delinquent Participant Contributions..................... 10

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            Report of Independent Registered Public Accounting Firm



To the Audit Committee of the
Timberland Bank 401(k) Profit Sharing Plan
Hoquiam, Washington


We have audited the accompanying statements of net assets available for benefits of Timberland Bank 401(k)Profit Sharing Plan (the Plan) as of September 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended September 30, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of September 30, 2005 and 2004, and the changes in its financial status for the year ended September 30, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of September 30, 2005 are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ McGladrey & Pullen

Tacoma, Washington
December 9, 2005

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                          Independent Auditor's Report




To the Audit Committee of the
Timberland Bank 401(k) Profit Sharing Plan
Hoquiam, Washington


We have audited the accompanying statements of net assets available for benefits of Timberland Bank 401(k) Profit Sharing Plan (the Plan) as of September 30, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended September 30, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2005 and 2004, and the changes in net assets available for benefits for the year ended September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of September 30, 2005, are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen

Tacoma, Washington
December 9, 2005

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                                                                     Financial

                                                                    Statements

Statements of Net Assets Available for Benefits
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2005 and 2004


                                                       2005         2004

Assets
  Investments (participant directed)                $6,882,117   $7,251,672
  Employer contributions receivable                    640,660      553,629
  Employee receivable                                      305        6,113
  Cash                                                  10,696        7,704
  Accrued income                                         1,667          472

  Total assets                                       7,535,445    7,819,590

Liabilities                                                - -          - -

  Net assets available for benefits                 $7,535,445   $7,819,590


See notes to financial statements.

                                       3

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Statement of Changes in Net Assets Available for Benefit
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
Year Ended September 30, 2005


Additions to Net Assets
  Investment income:
    Net appreciation in fair value of investments                 $  349,773
    Dividends                                                        107,690
  Total investment income                                            457,463

  Contributions:
    Employer                                                         640,660
    Participant                                                      348,237
  Total contributions                                                988,897

  Total additions to net assets                                    1,446,360

Deductions from Net Assets
  Benefits paid to participants                                    1,702,092
  Administrative expenses                                             28,413
  Total deductions from net assets                                 1,730,505

  Net decrease                                                       284,145

Net Assets Available for Benefits
  Beginning of year                                                7,819,590

  End of year                                                     $7,535,445

See notes to financial statements.

                                      4

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Notes to Financial Statements
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2005 and 2004


Note 1 - Description of the Plan

The following description of the Timberland Bank 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of Timberland Bank (the Company) who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the wholly owned subsidiary of Timberland Bancorp, Inc.

Contributions and Participant Investment Options

The Plan participants may contribute up to the maximum of pretax annual compensation as set by law. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes an annual safe harbor contribution of 3% of eligible compensation, with additional amounts contributed at the option of its board of directors. For the year ended September 30, 2005, the Board of Directors authorized a 7% profit sharing contribution of total eligible participant compensation in addition to the safe harbor contribution.

Participants must direct their salary deferral contributions and their allocated share of the safe harbor contribution and the employer contributions, if any, into a variety of investment choices, as made available and determined by the Plan administrator, which are more fully described in the Plan's literature.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of: (a) the Company's contributions, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in all deferral, rollover and safe harbor contributions, plus actual earnings thereon. Vesting in the Company's discretionary contribution portion of accounts, plus earnings thereon, is based on years of credited service. Participants are fully vested after six years of credited service. A participant's accrued benefit derived from employer contributions is also 100% nonforfeitable upon attaining age 65, or if the participant's separation from service is a result of death or disability.


(continued)


                                      5

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Notes to Financial Statements
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2005 and 2004


Note 1 - Description of the Plan (concluded)

Payment of Benefits

On termination of service, a participant with an accrued benefit of $5,000 or less will receive a lump-sum amount equal to the value of the vested interest in their account. The distribution date will be the earliest administratively feasible date for participants that attain normal retirement age or age 55 with 10 years of service. Distributions for participants that do not meet these requirements will be made as soon as administratively feasible in the Plan year following separation of service. Participants with an accrued benefit in excess of $5,000 may leave the funds in the Plan or elect to receive a lump-sum distribution.

Forfeited Accounts

Forfeited balances of terminated participant nonvested accounts are treated as discretionary contributions for the Plan year in which the forfeitures occur. Forfeitures allocated for the year ended September 30, 2005 totaled $27,096.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value common stock and mutual funds. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

                                      6

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Notes to Financial Statements
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2005 and 2004


Note 3 - Investments

The following presents, separately, identified investments that represent 5% or more of the Plan's net assets at September 30:

                                                        2005         2004

Timberland Bancorp, Inc. Common Stock                $3,810,338   $4,345,658

Mutual Funds
  First American Small Cap Growth Fund                  669,160      758,499
  First American Strategy Growth Allocation Fund        675,099      732,259
  First American Equity Index Fund                      508,579      564,923
  First American Prime Obligations Fund                 632,186      474,973
  First American Strategy Aggressive Allocation Fund    586,755      375,360

                                                     $6,882,117   $7,251,672


During 2005 the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value by $349,773 as follows:

Mutual funds                                                        $402,770
Common stock                                                         (52,997)

  Net appreciation in fair value of investments                     $349,773


Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

                                       7

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Notes to Financial Statements
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2005 and 2004


Note 5 - Tax Status/Non-Standardized Prototype Plan

Effective October 1, 1997, the Plan adopted a nonstandardized form of a prototype plan sponsored by Actuarial Planning Group, Inc. The prototype plan received an opinion letter, dated August 30, 2001, from the Internal Revenue Service which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended subsequent to receiving the opinion letter. However, the Plan administrator believes the Plan is designed and is being operated in compliance with the applicable provisions of the Internal Revenue Code.


Note 6 - Administration of Plan Assets

Certain Plan investments are shares of mutual funds managed by US Bank. US Bank is the trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $28,413 for the year ended September 30, 2005.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officers or employees receive compensation from the Plan. Other administrative and management fees of the Plan are paid directly by the Company.


Note 7 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participant account balances and the amounts reported on the statements of net assets available for benefits.


Note 8 - Recent Regulatory Guidance

Effective March 28, 2005 the Department of Labor (DOL) amended the Internal Revenue Code to comply with new regulations of the Economic Growth and Tax Relief Reconciliation Act of 2001. The amendment requires that mandatory distributions by the plan for vested balances of more then $1,000 and up to $5,000 be directly transferred to an individual retirement account (IRA) when a terminated retirement plan participant does not elect to take a distribution or make a rollover. The amendment requires all plans with "cash-outs" be amended by the last day of the plan year that begins on or after March 28, 2005. The Plan is in the processing of being amended to comply with the new regulation.

                                      8

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                                                                  Supplemental

                                                                      Schedule

Schedule of Assets (Held at End of Year)
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2005


EIN:  91-0260220
Plan Number:  001


   (a) and (b)          (c)                                    (d)    (e)
   Identity of Issue,   Description of Investment, Including   Cost   Current
   Borrower, Lessor     Maturity Date, Rate of Interest,              Value
   or Similar Party     Collateral, Par or Maturity Value
                        (pv or mv)

**  US Bank             First American Strategy Aggressive
                         Allocation Fund                        *   $  586,755

**  US Bank             First American Prime Obligations Fund   *      632,186

**  US Bank             First American Equity Index Fund        *      508,579

**  US Bank             First American Strategy Growth
                         Allocation Fund                        *      675,099

**  US Bank             First American Small Cap Growth Fund    *      669,160

**  Timberland
     Bancorp, Inc.      Common Stock, $0.01 par value           *    3,810,338

                                                                    $6,882,117


  *   Historical cost not required for participant-directed accounts.

  **  Represents a party-in-interest.

                                      9

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Schedule of Delinquent Participant Contributions
------------------------------------------------------------------------------


Timberland Bank 401(k) Profit Sharing Plan
September 30, 2005


EIN:  91-0260220
Plan Number:  001

                                                             Total that
                                             Participant     Constitutes
                                             Contributions   Non-exempt
                                             Transferred     Prohibited
                                             Late to Plan    Transactions

2004 Form 5500 Schedule H, Line 4A              $33,715        $33,715

                                     10

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                    [McGladrey & Pullen, LLP Letterhead]

         CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-116163, filed June 4, 2004) of Timberland Bancorp, Inc. of our report dated December 9, 2005, appearing in this Annual Report on Form 11-K of Timberland Bank 401(k) Profit Sharing Plan for the year ended September 30, 2005.


/s/McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Tacoma, Washington
March 7, 2006

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